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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WHEATON RIVER MINERALS LTD.
(Name of subject company)

WHEATON RIVER MINERALS LTD.
(Name of person filing statement)

COMMON SHARES
(Title of class of securities)

962902102
(CUSIP Number of class of securities)

Peter Barnes, Executive Vice-President and Chief Financial Officer
Suite 1560
200 Burrard Street
Vancouver, British Columbia V6C 3L6
Canada
(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Brice T. Voran
Christopher J. Cummings
Shearman & Sterling LLP
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Canada
(416) 360-8484

and

Paul M. Stein
Jeffrey P. Roy
Mark T. Bennett
Cassels Brock & Blacklwell LLP
2100 Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3C2
Canada
(416) 869-5300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

        The name of the subject company is Wheaton River Minerals Ltd., an Ontario corporation ("Wheaton"). The address of the principal executive offices of Wheaton is Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 Canada. The telephone number of Wheaton at its principal executive offices is (604) 696-3000.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common shares of Wheaton (the "Wheaton Shares"). As of July 23, 2004 there were 568,981,454 Wheaton Shares issued and outstanding and options and warrants to purchase 199,915,364 Wheaton Shares ("Wheaton Share Rights").

Item 2. Identity and Background of Filing Person

        The filing person is the subject company. Wheaton's name, business address and business telephone number are set forth in Item 1 above.

        This Schedule 14D-9 relates to the offer by Coeur D'Alene Mines Corporation, an Idaho corporation ("Coeur"), Coeur d'Alene Mines Holdings Company, an Idaho corporation ("New Coeur"), and Coeur d'Alene Canadian Acquisition Corporation, a New Brunswick Company ("Canadian Exchange Co." and, together with, Coeur and New Coeur, the "Offerors"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated July 13, 2004, to purchase all outstanding Wheaton Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 2004, contained in a Registration Statement on Form S-4 (File No. 333-117325) (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments and supplements thereto collectively constitute the "Coeur Offer"), to pay as consideration for each issued and outstanding Wheaton Share, at the election of the holder, any one of the following:

  •
  Cdn$5.47 in cash, subject to proration if the aggregate amount to be paid is in excess of Cdn. $570 Million (the "Tender Cash Maximum", as defined in the Offer to Purchase); or

  •
  0.796 shares of common stock ("Coeur Shares") of a new corporation resulting from a proposed reorganization of Coeur, referred to in the Coeur Offer as "New Coeur"; or

  •
  0.796 Exchangeable Shares ("Coeur Exchangeable Shares") of Canadian Exchange Co., a new, wholly owned Canadian subsidiary of Coeur, exchangeable for a like number of shares of common stock of New Coeur.

        No offer has been made to purchase the Wheaton Share Rights.

        As set forth in the Schedule TO, the principal executive offices of the Offerors is 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814, U.S.A.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

  Arrangements or Agreements Regarding Wheaton.

        To the best of Wheaton's knowledge, except as disclosed herein, there are no known existing or potential conflicts of interest among Wheaton, its directors or executive officers with respect to the Coeur Offer.

        Share Ownership.    The following table sets forth the name, position held with Wheaton and number of Wheaton Shares and Wheaton Share Rights beneficially owned by each person who is a director and/or an executive officer of Wheaton. The statement as to the Wheaton Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at July 20, 2004.

		Securities of Wheaton Beneficially Owned, Directly or Indirectly(1)
Name	Position with Wheaton	Wheaton Shares(2)		Wheaton Options	Wheaton Warrants(3)		% Options Outstanding
Ian W. Telfer	Chairman and Chief Executive Officer	340,000		7,000,000	35,000		30%
Larry Bell	Director	NIL		500,000	NIL		2%
Douglas Holtby	Director	250,000		550,000	50,000	(4)	2%
Eduardo Luna	Executive Vice President and Director	6,700		831,666	NIL		4%
Antonio Madero	Director	NIL	(5)	1,000,000	NIL		4%
Ian J. McDonald	Director	453,205	(6)	250,000	12,500	(6)(7)	1%
Peter Barnes	Executive Vice President and Chief Financial Officer	9,700		1,050,000	NIL		4%
Russell Barwick	Executive Vice President	NIL		1,350,000	NIL		6%

(1)
The information as to Wheaton Shares and Wheaton Shares Rights beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Wheaton, has been furnished by the respective directors and senior officers.

(2)
The number of Wheaton Shares indicated in the column represents, in each case, less than 1% of the outstanding Wheaton Shares.

(3)
The number of common share purchase warrants of Wheaton indicated in the column represents, in each case, less than 1% of the outstanding common share purchase warrants of Wheaton.

(4)
These are Series "B" common share purchase warrants of Wheaton which are each exercisable into one Wheaton Share at a price of Cdn$3.10 at any time until August 25, 2008.

(5)
SANLUIS Corporación, S.A. de C.V. indirectly owns 9,400,000 Wheaton Shares. Mr. Madero is a Director of Wheaton and Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.

(6)
Glencairn Gold Corporation owns 65,001 Wheaton Shares, 200,000 Series "A" common share purchase warrants of Wheaton and 12,500 Series "B" common share purchase warrants of Wheaton. Mr. McDonald is the Chairman and a Director of Wheaton and a Director of Glencairn Gold Corporation.

(7)
These are Series "A" common share purchase warrants of Wheaton which are each exercisable into one Wheaton Share at a price of Cdn$1.65 at any time until May 30, 2007.

        As at July 20, 2004, the directors and executive officers of Wheaton, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,059,605 Wheaton Shares, representing approximately 0.2% of the total number of Wheaton Shares outstanding before giving effect to the exercise of Wheaton Share Rights held by such directors and executive officers.

        Executive Compensation.    The following table provides information for the three financial years ended December 31, 2003 regarding compensation paid to or earned by Wheaton's executive officers at December 31, 2003 (the "Named Executive Officers").

Summary Compensation Table(1)

		Annual Compensation						Long-Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)		Securities Under Options Granted (#)	All Other Compensation ($)
Ian W. Telfer Chairman and Chief Executive Officer	2003 2002 2001	428,113 213,321 39,222	(3)	535,111 222,873 Nil		Nil Nil Nil	(4) (4) (4)	6,000,000 750,000 1,000,000	Nil Nil 12,551	(5)
Peter Barnes Executive Vice President and Chief Financial Officer	2003 2002 2001	95,136 N/A N/A	(6)	89,190 N/A N/A		Nil N/A N/A	(4)	1,350,000 N/A N/A	37,817 N/A N/A	(6)
Russell Barwick(7) Executive Vice President of Wheaton and President of Wheaton Minerals Asia Pacific Ltd. (Australia)	2003 2002 2001	341,500 N/A N/A	(2)(8)	82,035 N/A N/A	(2)(9)	30,700 N/A N/A		1,350,000 N/A N/A	N/A N/A N/A
Eduardo Luna)7) Executive Vice President of Wheaton and President of Luismin, S.A. de C.V.	2003 2002 2001	236,739 124,801 N/A	(10)	97,213 45,850 N/A	(10)	70,595 32,263 N/A	(10)(11)	1,765,000 650,000 N/A	Nil Nil N/A

(1)
All dollar amounts are expressed in United States dollars. The 2003 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.4015 which is the Bank of Canada 2003 average noon rate of exchange. The 2002 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5704 which is the Bank of Canada 2002 average noon rate of exchange. The 2001 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5935 which is the March 31, 2002 rate of convenience used for Wheaton's 2001 audited consolidated financial statements.

(2)
Mr. Barwick's 2003 salary, bonus and other annual compensation of Australian $453,750, Australian $109,000 and Australian $40,792, respectively, are expressed in United States dollars and are based on the exchange rate for United States dollars to Australian dollars of US$1.00 to Australian $1.3287 which was the Bank of Canada noon rate of exchange on December 31, 2003.

(3)
Mr. Telfer was appointed as Chairman and Chief Executive Officer of Wheaton effective September 28, 2001. This amount represents salary from October 1, 2001 to December 31, 2001.

(4)
The value of perquisites and other personal benefits for each of Messrs. Telfer and Barnes are less than the lesser of Cdn$50,000 and 10% of the total annual salary and bonus and, in accordance with Canadian disclosure rules, are therefore not disclosed.

(5)
Mr. Telfer was paid $12,551 in consulting fees prior to being appointed as Chairman and Chief Executive Officer of Wheaton.

(6)
Mr. Barnes was appointed as Executive Vice President of Wheaton in February 2003 and as Chief Financial Officer of Wheaton effective July 1, 2003. Salary of $95,136 represents the period from May 1, 2003 to December 31, 2003. All other compensation of $37,817 was paid during the period from February 1, 2003 to April 30, 2003 for consulting fees.

(7)
These salaries were wholly or partially paid by subsidiaries of Wheaton.

(8)
Mr. Barwick was appointed as Executive Vice President of Wheaton and President of Wheaton Minerals Asia Pacific Pty Ltd. in February 2003. This amount represents salary from February 1, 2003 to December 31, 2003.

(9)
This amount includes the statutory Australian superannuation in an amount equal to 9% of Mr. Barwick's annual base salary.

        Stock Options.    The following table provides details of stock options granted to the Wheaton Named Executive Officers during the financial year ended December 31, 2003 pursuant to Wheaton's 2001 share option plan.

Option Grants During 2003

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Ian W. Telfer	1,000,000 2,500,000 2,500,000	15.3% 38.1% 38.1%	1.40 1.60 3.25	1.40 1.60 3.25	February 27, 2006 June 13, 2008 November 17, 2008
Peter Barnes	450,000 400,000 500,000	6.9% 6.1% 7.6%	1.40 1.60 3.25	1.40 1.60 3.25	February 27, 2006 June 13, 2008 November 17, 2008
Russell Barwick	450,000 400,000 500,000	6.9% 6.1% 7.6%	1.40 1.60 3.25	1.40 1.60 3.25	February 27, 2006 June 13, 2008 November 17, 2008
Eduardo Luna	350,000 800,000 615,000	5.3% 12.2% 9.4%	1.40 1.60 3.25	1.40 1.60 3.25	February 27, 2006 June 13, 2008 November 17, 2008

(1)
Based on the total number of options granted to employees of Wheaton and its subsidiaries pursuant to the Share Option Plan during the financial year ended December 31, 2003 of 6,555,000.

        The following table provides details regarding stock options exercised by the Wheaton Named Executive Officers during the financial year ended December 31, 2003 and year-end option values.

Aggregated Option Exercises During 2003 and Year-End Option Values

			Unexercised Options at December 31, 2003		Value of Unexercised in-the-money Options at December 31, 2003(1)
	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)
Name			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Ian W. Telfer	750,000	2,051,593	6,750,000	250,000	9,188,332	524,218
Peter Barnes	200,000	369,543	1,150,000	Nil	1,420,226	Nil
Russell Barwick	Nil	N/A	1,350,000	Nil	1,802,567	Nil
Eduardo Luna	1,583,334	2,721,230	615,000	216,666	295,032	454,321

(1)
Calculated using the closing price of the Wheaton Shares on the Toronto Stock Exchange on December 31, 2003 of Cdn$3.87 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Wheaton Shares on the date of exercise. The exchange rate for Canadian dollars to United States dollars used is Cdn$1.00 to US$0.7738 or US$1.00 to Cdn$1.2924, being the Bank of Canada noon rate of exchange on December 31, 2003.

        Luismin Pension Plan.    Luismin S.A. de C.V. maintains a non-contributory defined benefit pension plan (the "Pension Plan") pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Pension Plan, the amount of an individual's pension is based on the last 12 months salary plus Christmas bonus. The normal retirement age under the Pension Plan is 65.

        The following table sets forth the total annual retirement benefits payable under the Pension Plan to participants in the specified remuneration and years of service categories, assuming retirement at age 65:

	Years of Service
Remuneration ($)
	15	20	25	30	35
125,000	14,307	17,877	21,446	28,042	28,042
150,000	17,920	22,393	26,866	35,351	35,351
175,000	21,533	26,909	32,285	42,661	42,661
200,000	25,147	31,426	37,705	49,970	49,970
225,000	28,760	35,942	43,125	57,279	57,279
250,000	32,373	40,459	48,544	64,588	64,588
300,000	39,600	49,492	59,385	79,209	79,209
400,000	54,052	67,558	81,064	108,446	108,446
500,000	68,505	85,624	102,743	137,684	137,684

        The above table is applicable to Mr. Luna, who has 14.6 years of service.

        Employment Agreements.    Wheaton has entered into employment agreements with Ian W. Telfer as Chairman and Chief Executive Officer, Peter Barnes as Executive Vice President and Chief Financial Officer, Eduardo Luna as Executive Vice President, and Russell Barwick as Executive Vice President. The employment agreements with each of Messrs. Telfer, Luna, Barwick and Barnes provide for severance payments of three years' salary in the case of Messrs. Telfer, Luna and Barwick and two years' salary in the case of Mr. Barnes to be paid to each of such officers if there is a change of control of Wheaton and such officers elect in writing to terminate their respective employment within 120 days from the date of such change of control. The successful completion of the Coeur Offer would constitute a "change of control" within the meaning of these agreements.

        Other than as described above, Wheaton and its subsidiaries have no compensatory plans or arrangements with respect to the Wheaton Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with Wheaton and its subsidiaries, from a change of control of Wheaton and its subsidiaries or a change in the Wheaton Named Executive Officers' responsibilities following a change of control.

        Compensation of Directors.    The unrelated directors of Wheaton receive $20,000 per annum, plus $2,000 for each meeting of the Wheaton Board of Directors or committee of the Wheaton Board of Directors attended. During the financial year ended December 31, 2003, total compensation paid to these unrelated directors was $118,000 and no other fees were paid to directors of Wheaton for their services in their capacity as directors. During the financial year ended December 31, 2003, Wheaton granted stock options to six non-executive directors to purchase an aggregate of 4,600,000 Wheaton Shares.

        None of the directors of Wheaton were compensated in their capacity as a director by Wheaton and its subsidiaries during the financial year ended December 31, 2003 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

        Indebtedness Of Directors and Executive Officers.    The following table provides details regarding the indebtedness of directors and executive officers of Wheaton during the financial year ended December 31, 2003 and as at April 28, 2004.

Name and Principal Position	Involvement of Wheaton(1)	Largest Amount Outstanding During Financial Year Ended December 31, 2003 ($)		Amount Outstanding as at April 28, 2004 ($)
Eduardo Luna Executive Vice President of Wheaton and President of Luismin, S.A. de C.V.	Lender	48,702	(2)	25,067	(2)

(1)
These loans were made by Servicios Administrativos, a subsidiary of Luismin, S.A. de C.V. which is a wholly-owned subsidiary of Wheaton.

(2)
All indebtedness relates to loans to purchase automobiles. The loans are interest-free, repayable on a monthly basis, mature in 2005 and are secured against the automobile purchased with the respective loan.

        Effective July 30, 2002, Section 402 of the United States Sarbanes-Oxley Act of 2002 precludes Wheaton from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies. The prohibition on personal loans to executives does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002. Wheaton does not extend credit to any of its current directors or executive officers.

  Arrangements or Agreements Regarding Coeur

        No contract or arrangement or agreement has been made, or is proposed to be made, among the Offerors and any of the directors or executive officers of Wheaton relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office. None of the directors or executive officers of Wheaton is a director or executive officer of Coeur or any of its subsidiaries. None of the directors or executive officers of Wheaton, and to the knowledge of such directors and officers after reasonable enquiry, none of their associates, has any interest in any material contract to which one of the Offerors is a party. None of Wheaton or the directors or executive officers of Wheaton or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Wheaton, owns, directly or indirectly, or exercises control or direction over, any securities of Coeur.

Item 4. The Solicitation or Recommendation

        (a)   Recommendation of the Board of Directors

        The Board of Directors of Wheaton (the "Board" or the "Board of Directors"), at a meeting held on July 26, 2004, unanimously adopted the recommendation of the Special Committee of the Board (the "Special Committee") that it is unable to make a recommendation to Wheaton Shareholders to accept or reject the Coeur Offer at this time and further determined to advise Wheaton Shareholders not to deposit any Wheaton Shares or take any other action with respect to the Coeur Offer until Wheaton Shareholders have received a further written recommendation from the Board.

        (b)   (i) Background

        Following is a chronology of the principal events relating to the Coeur Offer:

        On April 26, 2004, Wheaton and IAMGold Corporation ("IAMGold") executed and delivered an Arrangement Agreement (the "Arrangement Agreement") pursuant to which Wheaton, IAMGold and a wholly-owned subsidiary of IAMGold agreed to complete an arrangement (the "Arrangement") under the Canada Business Corporations Act. Pursuant to the Arrangement, Wheaton would amalgamate with a wholly owned subsidiary of IAMGold and each Wheaton Shareholder (other than a registered Wheaton Shareholder who exercised dissent rights) would be entitled to receive IAMGold common shares in exchange for the Wheaton Shares held by such Wheaton Shareholder on the basis of 0.55 of an IAMGold common share for each Wheaton Share. Upon completion of the arrangement, the amalgamated company formed by the amalgamation of Wheaton and the subsidiary of IAMGold would be a wholly-owned subsidiary of IAMGold.

        Wheaton and IAMGold mailed a joint management information circular and proxy materials dated April 30, 2004 to their respective shareholders in respect of shareholders' meetings to be held on June 8, 2004 at which the Arrangement and related matters were to be considered and, if thought appropriate, approved by the holders of IAMGold Shares and Wheaton Shares.

        On May 27, 2004, Coeur delivered a letter to Wheaton which set forth a proposal (the "First Coeur Proposal") to complete a business combination with Coeur. Under the First Coeur Proposal, Wheaton Shareholders could elect to receive either (i) 0.649 of a Coeur Share or Coeur Exchangeable Share for each Wheaton Share or (ii) Cdn$4.50 cash per Wheaton Share, subject to a maximum aggregate cash payment of Cdn.$285 million with the balance payable in Coeur Shares or Coeur Exchangeable Shares. Assuming that Wheaton Shareholders elected to receive the maximum cash consideration made available by Coeur, this would result in consideration of Cdn$0.50 in cash and 0.577 of a Coeur Share or a Coeur Exchangeable Share for each Wheaton Share. Further details of the Coeur proposal were set out in a press release issued by Coeur on May 27, 2004. The First Coeur Proposal was amended by subsequent proposals made by Coeur on June 3, June 21 and June 29, 2004.

        On May 31, 2004, Wheaton's Board of Directors determined, after careful consideration and consultation with Wheaton's external financial advisor, GMP Securities Ltd., and its external legal advisors, that it would not pursue the First Coeur Proposal on the basis that: (i) the business combination with IAMGold continued to offer the best prospects for long term value; (ii) Coeur has a history of losses and negative operating cash flow; (iii) the First Coeur Proposal would be dilutive to cash flow, earnings and net asset value per Wheaton Share; (iv) the First Coeur Proposal would not achieve Wheaton's desired outcome of increasing Wheaton's gold content and would threaten Coeur's silver premium in the market; (v) the First Coeur Proposal would take significantly longer to complete than the IAMGold business combination and involve greater transaction risks; and (vi) the First Coeur Proposal did not constitute a "Superior Proposal" under the Arrangement Agreement. On May 31, 2004, the Board of Directors also unanimously confirmed its previous recommendation that Wheaton Shareholders vote in favour of the Arrangement with IAMGold at its annual and special shareholders meeting held on June 8, 2004. Further details of the determination of the Board of Directors on May 31, 2004 were set out in a press release issued by Wheaton on May 31, 2004 and a material change report of Wheaton dated June 3, 2004.

        On June 3, 2004, Coeur delivered a revised proposal (the "Second Coeur Proposal") to Wheaton providing that Wheaton Shareholders could elect to receive either: (i) 0.731 of a Coeur Share or Coeur Exchangeable Share for each Wheaton Share; or (ii) Cdn$0.50 in subordinated notes and 0.649 of a Coeur Share or a Coeur Exchangeable Share for each Wheaton Share (assuming that all Wheaton Shareholders elected to receive the maximum debt consideration made available by Coeur of Cdn$285 million); or (iii) Cdn$0.50 in cash and 0.649 of a Coeur Share or Coeur Exchangeable Share for each Wheaton Share (assuming that all Wheaton Shareholders elected to receive the then maximum cash consideration made available by Coeur). Further details of the Second Coeur Proposal were set out in a press release issued by Coeur on June 3, 2004.

        On June 6, 2004, representatives of Coeur met with the Board and were provided with an opportunity to present the Second Coeur Proposal. A representative of Coeur, together with representatives of its financial advisors, provided the Board with an outline of the Second Coeur Proposal and made a presentation to the Board of the financial terms of the Second Coeur Proposal.

        On June 7, 2004, the Board of Directors determined, after careful consideration and consultation with its external financial and legal advisors, that it would not pursue the Second Coeur Proposal on the basis that: (i) the revised proposal did not significantly increase the value of the offer to Wheaton Shareholders due to the erosion of Coeur's share price since the First Coeur Proposal; (ii) interest and principal payments on the subordinated notes would be funded from Wheaton's future cash flow and would impair Wheaton's growth; (iii) the combination with IAMGold continued to offer the best prospects for long term value; (iv) the Second Coeur Proposal would be dilutive to Wheaton and its shareholders on a net asset value, cash flow and earning per share basis; (v) the Second Coeur Proposal would not achieve Wheaton's desired outcome of increasing Wheaton's gold content and would threaten Coeur's silver premium in the market; and (vi) for the reasons enumerated by the Board for not pursuing the initial Coeur offer described above, including that the Second Coeur Proposal did not constitute a "Superior Proposal".

        The Board also unanimously confirmed its previous recommendation that Wheaton Shareholders vote in favour of the Arrangement with IAMGold at its annual and special shareholders meeting held on June 8, 2004. Further details of the determination of the Board were set out in a press release issued by Wheaton on June 6, 2004 and a material change report of Wheaton dated June 7, 2004.

        On June 8, 2004, Wheaton held its annual and special shareholders meeting. At the meeting, the resolution approving the Arrangement with IAMGold was approved by the requisite majority of more than two-third of the votes cast, in person or by proxy, on such resolution.

        On June 8, 2004, the Board appointed a Special Committee of the Board consisting of Douglas Holtby (as Chair), Lawrence Bell and Ian McDonald (the "Special Committee"). Wheaton's Board considered that, although no formal offer had been made by Coeur and the terms of the First and Second Coeur Proposals were only contained in press releases issued by Coeur and the presentation made by Coeur to the Board on June 6, 2004, the Special Committee should consider the Coeur proposals in the light of the Arrangement with IAMGold and make a recommendation to the Board with respect thereto.

        Also on June 8, 2004, in accordance with an Order of the Ontario Superior Court of Justice, the IAMGold shareholders' meeting called to consider the Arrangement, which was to be held on June 8, 2004 immediately following the Wheaton Meeting, was postponed until June 29, 2004. IAMGold subsequently further postponed the date of the meeting to July 6, 2004.

        On June 11, 2004, Wheaton announced that it would hold a further vote of its shareholders on July 6, 2004 in respect of the proposed Arrangement with IAMGold. The Board also confirmed the mandate of the Special Committee.

        On June 16, 2004, Wheaton announced it had received a request from Coeur for a copy of its shareholders' list and related materials. Wheaton directed its registrar and transfer agent to furnish this information to Coeur.

        On June 16, 2004, Wheaton filed and mailed a supplementary information circular to its shareholders in respect of the July 6, 2004 meeting.

        On June 21, 2004 Coeur announced that it had increased the cash component of its proposal by Cdn$285 million (to a total maximum of Cdn $570 million) to be funded, in part, through a commitment received from a "major investment bank" (the "Third Coeur Proposal"). Under the Third Coeur Proposal, Wheaton Shareholders could elect to receive either: (i) 0.731 of a Coeur Share or a Coeur Exchangeable Share; or (ii) Cdn$1.00 (assuming that all Wheaton shareholders elect to receive the maximum cash consideration) and 0.577 of a Coeur Share or a Coeur Exchangeable Share. Coeur also announced that it had commenced mailing an information circular to Wheaton Shareholders recommending that they vote against the business combination with IAMGold at the July 6, 2004 meeting.

        On June 22, 2004, the Third Coeur Proposal was reviewed by the Special Committee and the Special Committee provided a report to the Board of Directors. The Special Committee concluded that the Arrangement with IAMGold was more advantageous to Wheaton Shareholders than the Coeur proposal, as amended by the Third Coeur Proposal, and recommended that the Board reaffirm its recommendation that the Wheaton Shareholders vote in favour of the resolution to approve the proposed Arrangement.

        On June 23, 2004, the report and recommendations of the Special Committee were unanimously adopted by the Board and Wheaton issued a press release stating that its Board of Directors, based on the recommendation of its Special Committee, had rejected the Third Coeur Proposal and reconfirmed its recommendation that Wheaton Shareholders vote in favour of the Arrangement on July 6, 2004.

        Also on June 23, 2004, Coeur announced its intention to commence a tender offer to acquire all of the outstanding Wheaton Shares for the consideration set forth in the Third Coeur Proposal.

        On June 29, 2004, Coeur again amended its proposal (the "Fourth Coeur Proposal") by indicating that it was prepared to offer 0.796 of a Coeur Share or Coeur Exchangeable Share for each Wheaton Share or to pay $5.47 cash for each Wheaton Share, subject to an aggregate maximum of $570 million (if all Wheaton Shareholders elected to receive the maximum cash consideration, each Wheaton Shareholder would receive Cdn$1.00 in cash and 0.650 Coeur Shares or Coeur Exchangeable Shares).

        On July 6, 2004, at the IAMGold shareholders' meeting, the IAMGold shareholders failed to approve the transaction with Wheaton by the requisite majority. As a consequence, Wheaton postponed its meeting and terminated the Arrangement Agreement. Due to the circumstances in which the Arrangement Agreement was terminated and, in particular, the fact that Golden Star Resources Ltd. ("Golden Star") had made an offer to acquire IAMGold's outstanding shares at the time the Arrangement Agreement was terminated, the Arrangement Agreement provides, and Wheaton expects to be entitled to the payment of a "break fee" in an amount equal to 3% of IAMGold's market capitalization on the date the Arrangement Agreement was terminated, in the event Golden Star's offer is successful or if Golden Star otherwise merges, amalgamates with or acquires IAMGOLD.

        On July 13, 2004, the Offerors announced that they had commenced mailing their tender offer documents to the Wheaton Shareholders and had filed a Schedule TO and registration statement on Form S-4 with the Securities and Exchange Commission.

        On July 14, 2004 Wheaton issued a press release stating that Coeur had not made an offer to Canadian shareholders of Wheaton and encouraging Wheaton Shareholders not to deposit any Wheaton Shares in response to the Coeur Offer and not to take any other action concerning the Coeur Offer until the Wheaton Shareholders have received further communications from the Board. Also on July 14, 2004 at the request of the British Columbia Securities Commission, Coeur issued a press release, acknowledging that the Coeur Offer had not commenced in Canada and stating that it would be filed with provincial and territorial securities commissions in Canada and made available to Wheaton Shareholders in Canada as soon as practicable.

        At a meeting held on July 26, 2004, the Board adopted the reasons of the Special Committee and unanimously agreed not to make a recommendation in respect of the Coeur Offer at this time for the reasons cited by the Special Committee and, further, unanimously agreed to advise Wheaton Shareholders not to tender or take any other action with respect to the Coeur Offer until they have received a further written recommendation from the Board.

        (ii)   The Special Committee

        The Special Committee was established to review and consider: (i) the Arrangement; (ii) the unsolicited proposals made to Wheaton by Coeur; and (iii) any further proposals made to Wheaton or its shareholders by third parties, and to make recommendations to the Board of Directors.

        In fulfilling its mandate, the Special Committee was authorized by the Board to, among other things:

  (i)
  retain independent legal counsel to advise the Special Committee;

  (ii)
  retain an independent investment financial advisor to advise the Special Committee;

  (iii)
  report to the Board of Directors; and

  (iv)
  take such other actions as the Special Committee considered necessary or appropriate in order to carry out its mandate.

        On July 14, 2004, the mandate of the Special Committee was amended by the Board to include:

  (i)
  review of the Coeur Offer (as the same may be varied or modified from time to time) and consideration of the Coeur Offer;

  (ii)
  making a recommendation or recommendations to the Board of Directors as to how it should fulfill its responsibilities to Wheaton Shareholders, including whether the Board of Directors should recommend that Wheaton Shareholders accept or reject the Coeur Offer; and

  (iii)
  making a recommendation or recommendations to the Board of Directors as to any steps or proceedings it should consider in light of the foregoing.

        The Chairman of the Special Committee will receive compensation of Cdn.$75,000 and each of the other members of the Special Committee will receive compensation of Cdn.$50,000 for serving on the Special Committee.

        On June 11, 2004, the Special Committee engaged Farris, Vaughan, Wills & Murphy ("Farris") of Vancouver, British Columbia, as its independent legal counsel and met with Farris to review the mandate of the Special Committee, the terms of the engagement of an independent financial advisor, and the procedures to be adopted by the Special Committee in its deliberations. The Special Committee also confirmed with Farris that it was independent for the purposes of providing advice to the Special Committee. On that date, the Special Committee also engaged Orion Securities Inc. ("Orion") as its independent financial advisor. The Special Committee confirmed, on the basis of information provided by Orion, that Orion had no previous engagement by any of IAMGold, Wheaton, Coeur or Golden Star which would impinge on the independence of Orion, and that Orion was qualified to provide financial advice to the Special Committee in respect of the IAMGold Transaction and the Coeur Proposal.

        On June 18, 2004, the Special Committee met with representatives of Orion to review the advice of Orion with respect to the comparison of the financial terms of the Second Coeur Proposal to the financial terms of the Arrangement and Orion's advice to the Special Committee as to which of the Second Coeur Proposal or the Arrangement was more advantageous, from a financial point of view, to Wheaton and its shareholders. Orion advised the Special Committee that, on the basis of the publicly filed information in respect of IAMGold and Coeur, and certain assumptions made by Orion, the Arrangement was financially more advantageous to the Wheaton Shareholders than the Second Coeur Proposal. Members of the Special Committee asked numerous questions with respect to various matters in respect of the advice of Orion including the assumptions used, the diligence undertaken and those portions of the analysis which require the application of judgment.

        The Special Committee discussed at some length the various factors which they considered relevant in their consideration of the Arrangement versus the Second Coeur Proposal. The Special Committee concluded that on the basis of, among other things, the advice of Orion, the previous advice received by the Board from GMP Securities Ltd., the previous deliberations of the Board, the fact the Second Coeur Proposal was only a proposal at this stage and not a formal offer, the fact that Coeur has a history of losses and negative operating cash flow, Coeur has not been subject to due diligence and that the completion of the Second Coeur Proposal would result in a company with significantly increased leverage and reduced working capital, the Arrangement with IAMGold continued to be more advantageous to the Wheaton Shareholders than the Second Coeur Proposal.

        On June 22, 2004. the Special Committee met with representatives of Orion to consider the impact, if any, upon Orion's financial analysis as a result of the announcement on June 21, 2004 by Coeur of the Third Coeur Proposal and, in particular, that the cash component of the Coeur proposal was to be increased by Cdn. $285 million. Orion advised the Special Committee that the Arrangement continued to be more advantageous to the Wheaton Shareholders from a financial point of view, than the Third Coeur Proposal.

        On June 23, 2004, the Special Committee presented its report and recommendation to the Board with respect to the Second and Third Coeur Proposals as compared to the IAMGold Arrangement. The Special Committee reported to the Board that the Special Committee, after careful consideration and consultation with its independent financial and legal advisors, unanimously concluded that the IAMGold Arrangement was more advantageous to the Wheaton Shareholders than the Second and Third Coeur Proposals and unanimously recommended to the Board that it reconfirm its recommendation to the Wheaton Shareholders that they vote in favour of the Arrangement. The Special Committee reported to the Board that it found the following factors to be particularly relevant when comparing the Arrangement and the Second and Third Coeur proposals:

  •
  the Second and Third Coeur Proposals were only proposals and not formal offers directly to Wheaton Shareholders;

  •
  Coeur has a long history of losses and negative operating cash flow and has embarked on a risky financial strategy;

  •
  the Second and Third Coeur Proposals were dilutive to Wheaton and its shareholders on a net asset value, cash flow and earnings per share basis;

  •
  the Coeur assets have not been subject to due diligence and there appear to be significant risks associated with the development of certain of Coeur's properties, especially the San Bartolome development project in Bolivia;

  •
  the Second and Third Coeur Proposals would result in a highly leveraged company, presenting increased financial risk and a riskier capital structure than the peer group of companies; and

  •
  any market premium offered by Coeur could be eroded as the valuation of the combined company trends towards the lower multiples of net asset value accorded, on average, to peer group gold companies.

        On June 30, 2004, the Special Committee again met with representatives of Orion to consider the Fourth Coeur Proposal. At this meeting the Special Committee considered the information contained in the press releases of each of Wheaton and Coeur with respect to mineral reserves, capital costs of projects under development and cash operating costs. The Special Committee noted that the Fourth Coeur Proposal continued to be not as favourable as the IAMGold Arrangement to Wheaton and the Wheaton Shareholders.

        The Special Committee also noted that the Cdn.$5.47 consideration for the Fourth Coeur Proposal was overstated, and only represented the maximum possible cash component of the Fourth Coeur Proposal, and that any premium in the Coeur Proposal reflected in the market price of the Coeur Shares could be eroded as the valuation of a combined Wheaton/Coeur trended toward the lower end of the multiples of net asset values accorded to peer group gold and silver mining companies. The Special Committee again concluded, after careful consideration and consultation with its independent financial and legal advisors, that the Arrangement continued to be financially more advantageous to the Wheaton Shareholders than the Fourth Coeur Proposal and recommended to the Board that it reconfirm its recommendation to the Wheaton Shareholders that they vote in favour of the Arrangement. The Special Committee approved a press release announcing its conclusions and recommendations.

        On July 6, 2004, in response to a request from Coeur to meet with the Board or the Special Committee, the Special Committee informed Coeur that it did not intend to enter into negotiations with Coeur at this time and noted that Coeur had attempted to make a take-over bid for Wheaton by press release and that, when a formal offer is made, Wheaton would respond in due course as required by applicable law.

        On July 14, 2004, following confirmation by the Board that the mandate of the Special Committee included consideration of the Coeur Offer, the Special Committee met to review its continued activities in view of the Coeur Offer. The Special Committee confirmed with Orion that Orion was to provide the Special Committee and the Board with an opinion with respect to the fairness, from a financial point of view, of the Coeur Offer to the Wheaton Shareholders.

        On July 20, 2004, the Special Committee met with Orion to review the Coeur Offer and to discuss in detail the approach Orion would take in preparing its fairness opinion, as well as some of Orion's preliminary findings.

        On July 23, 2004, the Special Committee met, with Farris and with external Canadian and United States counsel to Wheaton present, to review and consider the recommendation, if any, that the Special Committee would make with respect to the Coeur Offer.

        On July 26, 2004 the Special Committee met to confirm its recommendations and report to the Board with respect to the Coeur Offer.

        (iii)  Reasons for the Recommendation of the Special Committee and the Board of Directors

        At a meeting of the Special Committee held on July 26, 2004, after consultation with Farris, independent counsel to the Special Committee and Canadian and United States counsel to Wheaton, and consideration of other matters, including the matters set out below under "Reasons for the Special Committee's Recommendation", the Special Committee unanimously concluded that it is unable to make a recommendation to Wheaton Shareholders to accept or reject the Coeur Offer at this time and recommended to the Board that it not make a recommendation to Wheaton Shareholders to accept or reject the Coeur Offer at this time and that the Board advise Wheaton Shareholders not to deposit any Wheaton Shares or take any other action in connection with the Coeur Offer until Wheaton Shareholders have received a further written recommendation from the Board.

        The following are the principal reasons for the unanimous recommendation of the Special Committee to the Board, which reasons were adopted unanimously by the Board at a meeting held on July 26, 2004 in making its recommendations to the Wheaton Shareholders.

  The Coeur Offer has not been made to all Wheaton Shareholders.

        The Coeur Offer has only been made to Wheaton Shareholders in the United States and has not been made to Wheaton Shareholders in Canada. The Coeur Offer can only be considered by Wheaton Shareholders in the United States, and Wheaton Shareholders in Canada cannot consider or tender to the Coeur Offer.

        By making the Coeur Offer only to Wheaton Shareholders in the United States, the Offerors have created confusion among the Wheaton Shareholders.

        On June 23, 2004, Coeur announced its intention to commence a tender offer to the Wheaton Shareholders and has repeated this intention in several subsequent press releases. On July 13, 2004 Coeur announced that it had "commenced mailing its tender offer documents to the shareholders of Wheaton River in connection with its offer" and referred to the registration statement it had filed on Form S-4 with the United States Securities and Exchange Commission. The announcement did not indicate that the tender offer was only being made to Wheaton Shareholders in the United States, and no mention was made of an offer to Wheaton Shareholders in Canada.

        On July 14, 2004 Coeur made a further announcement confirming "at the request of the British Columbia Securities Commission" that it has not "yet made a formal offer to Canadian shareholders of Wheaton" and that the Coeur Offer "is not available to Wheaton shareholders who are in Canada...." Coeur also stated that "the Canadian offer to purchase, containing additional information required by Canadian law...is being completed and will be...made available as soon as practicable to Wheaton shareholders in Canada".

        Thirteen days have passed since the announcement by Coeur on July 13, 2004 and the commencement of the Coeur Offer in the United States and no offer has yet been made to Wheaton Shareholders in Canada.

        It is not appropriate to make a recommendation to only some of the Wheaton Shareholders.

        As the Coeur Offer has not been made to Wheaton Shareholders in Canada, any recommendation whether to accept or reject the Coeur Offer can only be made by the Board to the Wheaton Shareholders in the United States. The Special Committee and the Board do not consider it appropriate to consider the Coeur Offer and make a recommendation as to whether the Wheaton Shareholders should accept or reject the Coeur Offer when the majority of the Wheaton Shareholders will not be able to participate in the Coeur Offer.

        The offer made to Wheaton Shareholders in Canada, if and when made, may provide additional material information relevant to the Special Committee and the Board's determination.

        Take-over bids made to shareholders of a company in Canada are regulated by securities laws of the provinces and territories of Canada. Those laws require, among other things, that where the consideration to be paid by the offeror consists of securities of the offeror, disclosure be made to the shareholders of the target company that is the same as the disclosure required to be made in a prospectus, including that, if the financial statements of the offeror are prepared in accordance with generally accepted accounting principles of a jurisdiction other than Canada, that those financial statements be reconciled to generally accepted accounting principles applicable in Canada. In addition, the applicable securities laws of Canada require a mineral resource company to file, with the applicable securities regulatory bodies and make available to the public, certain technical reports that are not publicly available under the securities laws of the United States. In light of the fact that the consideration provided for in the Coeur Offer is the equity securities of New Coeur, such additional information may be material to the consideration of the Coeur Offer and the recommendation that may be made to the Wheaton Shareholders.

        Since the disclosure that is required to be made in a take-over bid circular in Canada is different from the disclosure required to be made in an exchange offer in the United States, the Special Committee, the Board and their respective advisors wish to be in a position to review and consider all relevant information before making any recommendation to the Wheaton Shareholders in respect of the Coeur Offer.

        The Coeur Offer is subject to conditions that cannot be satisfied unless an offer is made to Wheaton's Canadian shareholders.

        It is a condition to the Coeur Offer that at least 66 2/3% of Wheaton Shares outstanding are properly deposited at the time the Wheaton Shares are taken up under the Coeur Offer. Because significantly less than 66 2/3% of Wheaton Shares outstanding are held by residents of the United States, the Offerors' condition cannot be satisfied unless and until the Coeur Offer is made in Canada.

        The Special Committee and the Board will make a recommendation if and when an offer is made to all Wheaton Shareholders and all information regarding the Coeur Offer is available.

        If and when Coeur makes an offer to all Wheaton Shareholders, including Wheaton Shareholders in Canada, the Special Committee and the Board will evaluate all of the materials (both US and Canadian) relating to the offer and deliver a recommendation and a report to the Board.

        (c)   Intentions of executive officers and directors

        To the best knowledge of Wheaton, each executive officer or director of Wheaton who owns Wheaton Shares presently does not presently intend to tender such Wheaton Shares pursuant to the Coeur Offer. The executive officers of Wheaton are Messrs. Telfer, Barnes, Barwick and Luna.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

        Pursuant to an engagement letter, as amended, the Special Committee formally retained Orion to act as its financial advisor in connection with the Arrangement, the First through Fourth Coeur Proposals, the Coeur Offer and any offer by Coeur to Wheaton's Shareholders in Canada, if and when made. The Special Committee retained Orion based upon Orion's qualifications as a Canadian investment banking and advisory firm with recognized expertise in the mining sector. Orion, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Orion has provided financing services for Wheaton and Coeur by participating in underwritten offerings for each and has received fees for these services. In particular, Orion participated as co-manager in one underwritten offering made by Coeur in 2003 and as co-manager in three underwritten offerings made by Wheaton in 2003.

        Pursuant to the engagement letter, as amended, Orion will receive fees of Cdn. $750,000, plus applicable taxes. Wheaton has also agreed to indemnify Orion and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Orion, or any of its affiliates against certain liabilities and expenses, including liabilities under applicable securities laws, related to or arising out of Orion's engagement.

        In connection with the Arrangement, Wheaton engaged Endeavour Financial Ltd. ("Endeavour") and GMP Securities Ltd. ("GMP") to provide financial advisory services to Wheaton. In accordance with the terms of the agreement entered into by Wheaton with Endeavour and GMP at that time, Endeavour and GMP are entitled to be paid a fee (the "Fee") calculated as 0.50% of the Enterprise Value of Wheaton, to a maximum of US$10 million plus any applicable goods and services taxes upon the closing of a Transaction. "Enterprise Value" is to be calculated using the undiluted issued shares of Wheaton, plus any debt outstanding, less cash balances. A "Transaction" includes a merger, acquisition, amalgamation or sale. The agreement is in effect for a period of four months from March 26, 2004, and continues in force on a month to month basis, subject to termination on 30 days written notice. The agreement remains in effect as of the date hereof. The Fee is payable, if a Transaction is concluded within 18 months of termination of the agreement, with a party contacted by Endeavour, GMP or Wheaton, or by a party who has contacted Endeavour, GMP or Wheaton, during the term of the agreement.

        Wheaton has also entered into an agreement with Kingsdale Shareholder Services Inc. ("Kingsdale") for the provision of services as information agent and other consulting services in relation to the Coeur Offer and any Canadian take over bid made by the Offerors. Kingsdale's fee for the provision of these services will be Cdn.$225,000.

        Wheaton has engaged Cassels, Brock & Blackwell, LLP as external Canadian counsel and Shearman & Sterling LLP as external United States counsel, and the Special Committee has engaged Farris as its independent legal counsel, in each case to provide legal advice and services with respect to the Coeur Offer and related matters. Wheaton will pay fees to each of these firms in amounts usual for the advice and services being provided.

        Except as described above, neither Wheaton, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Coeur Offer.

Item 6. Interest in Securities of the Subject Company

        Neither Wheaton nor any of the directors or executive officers of Wheaton and to the knowledge of the directors and executive officers, after reasonable enquiry, none of such persons' associates, or any person acting jointly or in concert with Wheaton, has traded in Wheaton Shares during the 60-day period preceding the date hereof except as set forth below.

Name	Nature of Trade	Date of Trade	Designation and No. of Securities	Price per Security
Ian J. McDonald	Option exercise	July 12, 2004	100,000 Wheaton Shares	$1.16
	Option exercise	July 12, 2004	200,000 Wheaton Shares	$1.40
	Option exercise	July 12, 2004	300,000 Wheaton Shares	$1.60
	Sale in public market	July 12, 2004	200,000 Wheaton Shares	$3.87
	Sale in public market	July 15, 2004	300,000 Wheaton Shares	$3.87

Item 7. Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Statement, Wheaton is not currently undertaking or engaged in any negotiations in response to the Coeur Offer that relate to (a) a tender offer for or other acquisition of Wheaton's securities by Wheaton, any subsidiary of Wheaton or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Wheaton or any subsidiary of Wheaton; (c) any purchase, sale or transfer of a material amount of assets of Wheaton or any subsidiary of Wheaton; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Wheaton.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Coeur Offer that relate to one or more of the events referred to in the preceding paragraph.

        On July 14, 2004, Wheaton announced that Chap Mercantile Inc. ("Chap") agreed to purchase 100% of the silver produced by Wheaton's Luismin mining operations in Mexico for an upfront payment of Cdn$262 million to be satisfied by the payment of Cdn. $46 million in cash, 540,000,000 common shares of Chap plus a per ounce payment of $3.90 per ounce, subject to adjustment. In connection with the transaction, Chap will change its name to Silver Wheaton Corporation ("Silver Wheaton"). The transaction had been planned by Wheaton since early 2004, but the transaction was delayed in order to focus on the proposed transaction with IAMGold. In connection with the transaction, Silver Wheaton intends to complete an equity financing, following which Wheaton will own 75% of Silver Wheaton. The closing of the transaction is scheduled to occur following August 27, 2004, the expiry date of the Coeur Offer. In the event that the Offerors complete their bid for the Wheaton Shares on August 27, 2004, as set forth in the Coeur Offer, Coeur will have the option not to proceed with the transaction.

Item 8. Additional Information

        (a)   Ontario Business Corporations Act

        Wheaton is incorporated under the laws of the Province of Ontario.

        No dissenters' or appraisal rights are available in connection with the Offer to Purchase. However, if a subsequent acquisition transaction is completed, Wheaton Shareholders will have certain rights under Sections 185, 188 and 189, as applicable, of the Business Corporations Act (Ontario) (referred to herein as the "OBCA") to dissent and demand dissenters' rights and to receive payment in cash of the fair value of their Wheaton Shares. The OBCA provides that shareholders of a corporation governed thereunder who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The OBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include:

  (i)
  any amalgamation with another corporation (other than with certain affiliated corporations);

  (ii)
  an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

  (iii)
  an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

  (iv)
  a continuance under the laws of another jurisdiction;

  (v)
  a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

  (vi)
  a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or

  (vii)
  certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

        (b)   Regulatory Approvals

        Except as set forth herein, Wheaton is not aware of any licenses or regulatory permits that appear to be material to the business of Wheaton and its subsidiaries, taken as a whole, and that might be adversely affected by the acquisition of Wheaton Shares in the Coeur Offer. In addition, except as set forth herein, Wheaton is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Wheaton Shares. Should any such approval or other action be required, Wheaton cannot be certain that the Offerors will be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Wheaton's or the Offerors' respective businesses. In that event, the Offerors may not be required to purchase any Wheaton Shares under the Coeur Offer. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Antitrust — United States.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Pursuant to the requirements of the HSR Act, the Offerors state in their Offer to Purchase that they intend to file a Premerger Notification and Report Form with respect to the Coeur Offer with the Antitrust Division and the FTC as soon as practicable.

        Under the provisions of the HSR Act applicable to the Coeur Offer, the Offerors may not consummate the purchase of Wheaton Shares until the expiration of a 15 calendar day waiting period following the filing by the Offerors, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information prior to the expiration of the waiting period. It is a condition to the Coeur Offer that the waiting period applicable under the HSR Act to the Coeur Offer expire or be terminated. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Antitrust — Canada.    Part IX of the Competition Act (Canada) requires pre-merger notification to the Commissioner of Competition (the "Commissioner") for transactions that exceed certain financial thresholds and, in the case of share acquisitions, exceed an additional voting interest threshold. The acquisition contemplated by the offer to purchase may be a transaction that will exceed those thresholds.

        If a transaction is subject to pre-merger notification, a filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction can be completed. Alternatively, the parties to a transaction may seek to comply with Part IX by requesting an advance ruling certificate ("ARC") prior to completing the transaction. The Commissioner may issue an ARC if she is satisfied that she would not have sufficient grounds to challenge the proposed transaction before the Competition Tribunal under the merger provisions of the Competition Act (Canada) or, in the alternative, the Commissioner may choose to issue a "no action" letter and accompanying waiver of the pre-merger notification requirements.

        The acquisition contemplated by the Coeur Offer may be subject to pre-merger notification. The Offerors state in the Offer to Purchase that they propose to apply for an ARC on the basis that the transaction presents no competitive concerns in Canada because the Offerors and their affiliates carry on no business in Canada that competes in a substantive manner with that of Wheaton and its affiliates. The acquisition contemplated by the Coeur Offer may require pre-merger notification to the Commissioner in the event an ARC is not granted by the Commissioner or the Commissioner does not waive the notification requirement. It is a condition to the Coeur Offer that the Commissioner issue an ARC or, alternatively, the expiration or waiver of any waiting period related to merger pre-notification, if applicable, together with the receipt of advice from the Commissioner to the satisfaction of the Offerors, in their reasonable judgment, that she does not intend to oppose the acquisition contemplated by the Offer to Purchase, if such advice is considered by the Offerors, in their reasonable judgment, to be desirable. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Antitrust — Brazil.    Under Brazilian Law No. 8,884, enacted on June 11, 1994, certain merger and acquisition transactions are subject to the review of the Brazilian Antitrust System which is composed of (i) the Secretariat of Economic Monitoring — SEAE, which is the body that is responsible to the Ministry of Finance, (ii) the Secretariat of Economic Law — SDE, which is the body that is responsible to the Ministry of Justice, and (iii) the Administrative Council for Economic Defense — CADE, which is the body that will render the final approval. Should such approval or other action be required in connection with the Coeur Offer, it is not certain that the Offerors will be able to obtain any approval or action without substantial conditions that may be adverse to Wheaton's or the Offerors' respective businesses. In that event, the Offerors may not be required to purchase any Wheaton Shares under the Coeur Offer. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Antitrust — Argentina.    Under Argentine Competition Defense Law No. 25,156, certain merger and acquisition transactions are subject to notification to, and approval by, the Competition Defense Commission (the "Commission"). A consultative opinion will be required to be filed with the Commission requesting a ruling as to whether the Coeur Offer qualifies as a transaction that requires a notification to, and approval by, the Commission. If such approval is required it is not certain that the Offerors will be able to obtain such approval without substantial conditions that may be adverse to Wheaton's or the Offerors' respective businesses. In that event, the Offerors may not be required to purchase any Wheaton Shares under the Coeur Offer. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Antitrust — Mexico.    Under the Mexican Antitrust Law, certain merger and acquisition transactions are subject to notification to the Federal Antitrust Commission (the "Antitrust Commission"). The Antitrust Commission, within 45 calendar days following the notification, may object to the combination. The Coeur Offer may be subject to such notification.

        Foreign Approvals.    Certain acquisitions of control of Canadian businesses by non-Canadians are subject to review under the Investment Canada Act, a Canadian statute that governs such acquisitions. If an acquisition is reviewable, the acquiror must submit an application for review with prescribed information to Industry Canada and, before the acquisition may be completed, the Minister of federal Cabinet responsible for Industry Canada must determine that the investment is likely to be of "net benefit to Canada." The Minister has an initial 45-day period to make his or her determination. The Minister may extend the period for a further 30 days by giving notice to the prospective acquiror. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, he or she must send a notice to that effect to the prospective acquiror, and the acquiror has 30 days to make representations and submit undertakings to the Minister in an attempt to change his or her decision. The Offerors state in the Offer to Purchase that they intend to confirm whether the acquisition to purchase is reviewable under the Investment Canada Act and, if it is reviewable, make an application for review under such Act as soon as practicable. It is a condition to the Coeur Offer that, if the Coeur Offer requires review under the Investment Canada Act, the completion of such review and the receipt of confirmation from the Minister responsible for Industry Canada that he is satisfied that the acquisition is likely to be of net benefit to Canada, which confirmation shall be on terms satisfactory to the Offerors, in their reasonable judgment. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Under Australia's Foreign Acquisitions and Takeovers Act 1975, certain proposed acquisitions of interests in Australian companies by foreign persons or corporations must be notified to, and approval obtained from, the Foreign Investment Review Board (the "FIRB"). This includes acquisitions of Australian entities which operate in the mining industry or have an interest in Australian urban land. Peak Gold Mines Pty Ltd., an Australian subsidiary of Wheaton, satisfies both these tests and notification to and approval from the FIRB with respect to the Coeur Offer may be required. Wheaton cannot be certain that the Offerors will be able to obtain such approval without substantial conditions that may be adverse to Wheaton's or the Offerors' respective businesses. In that event, the Offerors may not be required to purchase any Wheaton Shares in the Coeur Offer. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Wheaton owns assets and conducts business in other foreign jurisdictions. In connection with the acquisition of the Shares of Wheaton under the Coeur Offer, the laws of certain of those foreign jurisdictions may require the filing with, or consents of, governmental authorities in such jurisdictions. The governments in those jurisdictions might attempt to impose additional conditions on Wheaton's operations conducted in those jurisdictions as a result of the acquisition of Wheaton Shares in the Coeur Offer. If such a filing is made for the requisite foreign approvals or consents, Wheaton cannot be certain that such approvals or consents will be granted and, if such approvals or consents are received, Wheaton cannot be certain as to the date of those approvals or consents. In addition, Wheaton cannot be certain that compliance or noncompliance will not have adverse consequences for Wheaton or any of its subsidiaries after purchase of Wheaton Shares pursuant to the Coeur Offer. In that case, the Offerors may not be obligated to accept for purchase, or pay for, any Wheaton Shares tendered. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

Item 9. Exhibits

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)	Press Release, dated July 26, 2004.
(e)	None.
(g)	None.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WHEATON RIVER MINERALS LTD.
	By:	/s/ IAN TELFER Name: Ian Telfer Title: Chairman and Chief Executive Officer
Dated: July 26, 2004

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Summary Compensation Table(1)
Option Grants During 2003
Aggregated Option Exercises During 2003 and Year-End Option Values
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